UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41974

Intelligent Group Limited

Unit 1203C, Level 12, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Intelligent Group Limited Announces Changes to the Board of Directors and Chief Executive Officer

Hong Kong, February 13, 2026 — Intelligent Group Limited (NASDAQ: INTJ) (the “Company”) announced (i) the appointment of Mr. Zhongwei Wang as a member of the compensation committee of its board of directors (the “Board”), (ii) the appointment of Ms. Sha Ye as a member of each of the audit committee and the nominating and corporate governance committee of the Board, and the designation as the chairperson of the nominating and corporate governance committee of the Board, and (iii) the appointment of Mr. Nianci Yuan as the chief executive officer of the Company, effective February 13, 2026.

The Company also announced the resignation of (i) Mr. Yi Jing and Mr. Leut Ming Gung as directors of the Company, and (ii) Ms. Wai Lau as the chief executive officer of the Company, effective February 13, 2026. Such resignation did not result from any disagreement with the Company.

After the changes, the Board will consist of five members, comprising of two executive directors and three independent directors.

Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

About Intelligent Group Limited

Intelligent Group Limited is a professional services provider that principally engages in the provision of financial PR services. The company provides a substantial number of holistic and comprehensive financial PR services to its clients through Intelligent Joy Limited, its key operating entity in Hong Kong. It advises its clients on their communications and reputation management efforts. Its financial PR services include creating multi-stakeholder communications programs, arranging press conferences and interviews, participating in the preparation of news releases and shareholders’ meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures.

For more information, please visit Intelligent Group’s website: www.intelligentjoy.com.

For enquiry, please contact Intelligent Group Limited:

Annie Lin

Phone: (852) 57496688

Email: anne.lin@intelligentjoy.com

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Director and Chairlady of the Board

Date: February 13, 2026

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